November 29, 2011

VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Pall Corporation
Form 10-K for the Fiscal Year Ended July 31, 2011
Filed September 29, 2011
File No. 1-04311

Dear Mr. Cash,

This letter confirms the conversation on November 28, 2011 between your colleague Kevin Stertzel and Francis Moschella, Corporate Controller of Pall Corporation (the "Company"), in which Mr. Moschella requested, and Mr. Stertzel agreed to grant the Company, additional time (until December 13, 2011) to respond to your letter (the “Comment Letter”), dated November 14, 2011, regarding the matter referenced above. The extension is being requested to allow the Company sufficient internal review of the response to the Comment Letter which is occurring concurrently with the Company’s preparations for its fiscal year 2012 first quarter ended October 31, 2011 earnings release and Form 10-Q filing. I am confirming that, in accordance with Mr. Stertzel’s discussion with Mr. Moschella, the Company will submit a response to the Comment Letter on or before December 13, 2011.

Please contact me at (516) 801-9808 with any questions you may have regarding this letter.

Sincerely,

/s/ LISA MCDERMOTT
Lisa McDermott
Chief Financial Officer and Treasurer